03035565

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
OCT 27 2003
THOMSON FINANCIAL

THE REPUBLIC OF ITALY
(Name of Registrant)

The Republic of Italy	0000052782
Exact name of registrant as specified in charter	Registrant CIK Number
Form 18-K/A Amendment No. 14 to the Annual Report of the Republic of Italy for the year end December 31, 2001	Registration Statement No. 333-106089
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Skadden, Arps, Slate, Meagher & Flom (UK) LLP
Name of Person Filing the Document (If other than the Registrant)

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE SERGIO VENTO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
JAMES P. HEALY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

TOTAL OF SEQUENTIALLY NUMBERED PAGES: 27

EXHIBIT INDEX ON SEQUENTIALLY NUMBERED PAGE 3

SIGNATURE

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on 24 OCT 2003 .

REPUBLIC OF ITALY

By: [signature]

Name: D.ssa Maria Cannata

Title: Director General - Treasury Department
Direction II
Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit	Description	Page No.
(c)	The update to the annual budget for the Registrant as set forth in the Update to the Program Document for 2004-2007 (*Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2004-2007*), dated September 30, 2003, and in the Annual Program Report for 2004 (*Relazione Previsionale e Programmatica per il 2004*), dated September 29, 2003, filed in paper format under cover of Form SE on October 24, 2003	4

Exhibit (c)

The update to the annual budget for the Registrant as set forth in the Update to the Program Document for 2004-2007 (*Nota di Aggiornamento al Documento di Programmazione Economico-Finanziaria per gli anni 2004-2007*), dated September 30, 2003, and in the Annual Program Report for 2004 (*Relazione Previsionale e Programmatica per il 2004*), dated September 29, 2003, filed in paper format under cover of Form SE on October 24, 2003

Nota di Aggiornamento

al

DOCUMENTO DI PROGRAMMAZIONE ECONOMICO-FINANZIARIA PER GLI ANNI 2004-2007

Presentata dal Presidente del Consiglio dei Ministri
Silvio Berlusconi

e

dal Ministro dell'Economia e delle Finanze
Giulio Tremonti

Trasmessa alla Presidenza il 30 settembre 2003

Il quadro macroeconomico

L'economia mondiale ha mostrato un netto miglioramento negli ultimi mesi, particolarmente evidente negli Stati Uniti. In Europa, l'andamento dell'attività economica è stato meno favorevole, anche se sono emersi alcuni segnali positivi. La ripresa internazionale dovrebbe rafforzarsi nella seconda metà del 2003 e trainare l'economia europea.

In Italia, il tasso di crescita del PIL è risultato lievemente negativo per due trimestri consecutivi. La domanda interna, sostenuta dai consumi, ha dato un contributo positivo allo sviluppo, comunque, non sufficiente a compensare l'andamento sfavorevole del settore estero. Tuttavia, sulla base di alcuni indicatori, si prevede che la ripresa si manifesti nella seconda parte dell'anno, in linea con quanto atteso per gli altri paesi dell'area euro. A sostenerla, oltre alla tenuta dei consumi delle famiglie, dovrebbe contribuire l'inversione del ciclo degli investimenti e delle esportazioni; pertanto, la crescita del PIL nel 2003 è stimata pari allo 0,5 per cento.

La crescita è prevista consolidarsi nel prossimo anno, con un tasso pari all'1,9 per cento, valore non discosto da quello previsto per l'Area euro. Il contributo del settore estero risulterebbe ancora negativo ma in netto miglioramento rispetto al 2003. Consolidata la ripresa nel corso del 2004, si stima che lo sviluppo dell'economia italiana acceleri progressivamente negli anni successivi, registrando valori superiori a quelli potenziali, per effetto delle politiche varate dal Governo.

Tav. 1. Il quadro macro dell'economia italiana 2002-07
(variazioni percentuali)

	2002	2003	2004	2005	2006	2007
Pil reale	0,4	0,5	1,9	2,2	2,5	2,6
Pil nominale	3,1	3,3	4,0	4,1	4,2	4,3
investimenti	0,5	-0,6	3,5	4,4	4,9	5,2
importazioni	1,5	2,0	7,4	7,2	7,4	7,6
consumi famiglie	0,4	1,8	2,3	2,2	2,4	2,4
spesa della PA e ISP	1,7	1,4	0,9	0,6	0,4	0,4
esportazioni	-1,0	-1,5	5,6	6,8	7,2	7,3

Gli obiettivi di finanza pubblica

La sfavorevole evoluzione del quadro macroeconomico incide sull'andamento dei conti pubblici del 2003: l'indebitamento netto delle pubbliche amministrazioni, in rapporto al PIL, è previsto attestarsi al 2,5 per cento, con un peggioramento di due decimi di punto rispetto a quanto stimato nel Documento di programmazione economico-finanziaria (DPEF) per il 2004-2007 dello scorso luglio.

La nuova stima riflette l'effetto combinato di fattori contrastanti. La minor crescita economica aumenterà l'indebitamento di circa un decimo di punto; viceversa, l'imputazione al 2003 dell'intero gettito relativo alle sanatorie fiscali migliorerà il saldo di circa tre decimi. Il Governo, considerato che il versamento dell'ultima rata dei condoni verrà contabilizzata quest'anno (secondo la normativa di contabilità nazionale), ha ritenuto opportuno rinviare al 2004 una parte consistente del programma di dismissioni immobiliari.

L'indebitamento, calcolato al netto degli effetti del ciclo, è previsto ridursi dal 2,2 per cento nel 2002 all'1,9 per cento nel 2003; il processo di risanamento strutturale dei conti pubblici prosegue.

In conseguenza dei risultati attesi per il 2003 e dell'andamento della crescita, il nuovo quadro di finanza pubblica per il 2004 evidenzia un indebitamento netto, a legislazione vigente, sostanzialmente in linea con quanto indicato nel DPEF dello scorso luglio.

La manovra finanziaria per il 2004, che viene illustrata nella Relazione Previsionale e Programmatica, prevede, coerentemente con quanto annunciato in luglio, un aggiustamento degli andamenti tendenziali pari a circa 16 miliardi di euro, affiancando a misure *una tantum* provvedimenti di riduzione strutturale della spesa corrente.

Le misure previste, al netto degli effetti degli interventi a favore dello sviluppo, correggono l'indebitamento netto di circa un punto percentuale, consentendo di fissare l'obiettivo per il 2004 al 2,2 per cento del PIL. Ne risulterebbe una ulteriore riduzione di 0,3 punti percentuali dell'indebitamento strutturale rispetto all'anno precedente.

Per gli anni successivi al 2004, gli obiettivi stabiliti in termini di indebitamento delineano un percorso di risanamento finanziario nel rispetto dei vincoli europei. Si conferma la strategia indicata nel DPEF 2004-07 relativa alla graduale sostituzione delle misure *una tantum* con quelle di natura strutturale e alla riduzione del disavanzo al netto degli effetti del ciclo di almeno lo 0,5 per cento all'anno. Una posizione prossima al pareggio sarà conseguita nel 2006, con l'indebitamento strutturale pari allo 0,5 per cento del PIL, mentre per il 2007 si prevede un lieve avanzo (0,1 per cento).

L'avanzo primario è atteso aumentare progressivamente nel periodo, fino a toccare un valore di circa il 5 per cento del PIL nel 2007.

Il debito in rapporto al PIL è previsto in graduale riduzione, passando dal 106,0 nel 2003 al 98,6 per cento nel 2007.

Tav. 2. Quadro programmatico delle Amministrazioni pubbliche
(miliardi di euro)

	2003	2004
Entrate correnti	569,3	594,4
% pil	*43,8*	*43,9*
Entrate in c/capitale	23,3	9,8
% pil	*1,8*	*0,7*
Totale entrate	592,6	604,2
% pil	*45,6*	*44,7*
Spese correnti al netto interessi	501,1	518,5
% pil	*38,5*	*38,3*
Interessi	69,3	69,0
% pil	*5,3*	*5,1*
Spese in conto capitale	55,1	47,0
% pil	*4,2*	*3,5*
Totale spese	625,5	634,5
% pil	*48,1*	*46,9*
Saldo corrente	-1,1	6,9
% pil	*-0,1*	*0,5*
Avanzo primario	36,4	38,7
% pil	*2,8*	*2,9*
Indebitamento netto	-32,9	-30,3
% pil	*-2,5*	*-2,2*
Indebitamento netto strutturale *(in % pil)*	-1,9	-1,6
Fabbisogno del Settore Statale	-45,0	-49,5
% pil	*-3,5*	*-3,7*
Debito *(in % pil)*	106,0	105,0
PIL	1.300,2	1.352,5

Tav. 3. Quadro programmatico sintetico delle Amministrazioni Pubbliche
(in percentuale del Pil)

		2004	2005	2006	2007
Indebitamento netto	(aggiornamento DPEF)	**-2,2**	**-1,5**	**-0,7**	**0,0**
	(DPEF 2004 - 2007)	-1,8	-1,2	-0,5	0,1
Avanzo primario	(aggiornamento DPEF)	**2,9**	**3,5**	**4,4**	**5,1**
	(DPEF 2004 - 2007)	3,1	3,8	4,6	5,2
Interessi	(aggiornamento DPEF)	**5,1**	**5,0**	**5,1**	**5,1**
	(DPEF 2004 - 2007)	4,9	5,0	5,0	5,1
Indeb. netto strutturale	(aggiornamento DPEF)	**-1,6**	**-1,1**	**-0,5**	**0,1**
	(DPEF 2004 - 2007)	-1,3	-0,8	-0,3	0,1
Debito	(aggiornamento DPEF)	105,0	103,0	100,9	98,6
	(DPEF 2004 - 2007)	104,2	101,7	99,4	97,1

La manovra di finanza pubblica per l'anno 2004 è strutturata affiancando all'ordinario strumento della legge finanziaria - ricondotto ad una più stretta osservanza del suo contenuto tipico previsto dalla legge n.468/78 – un provvedimento di urgenza in materia di sviluppo dell'economia e di correzione dei conti pubblici, nonché la programmazione di misure di adeguamento della normativa prevista nella legge delega in materia previdenziale (A.S. 2058-delega al Governo in materia previdenziale, misure di sostegno alla previdenza complementare e all'occupazione stabile e riordino degli enti di previdenza e assistenza obbligatoria).

Il ricorso all'adozione di un provvedimento di urgenza nasce dall'esigenza, oltre che di prorogare alcuni termini di scadenza, di offrire un quadro di certezze riguardo alcuni interventi programmati e di avviare immediate misure per stimolare l'economia con particolare riguardo ai settori in grado di incidere maggiormente sullo sviluppo e la competitività del sistema Italia. Si tratta, infatti, di garantire la piena esplicazione degli effetti attesi fin dall'inizio del 2004. In tale ambito, particolare rilievo riveste l'operazione di trasformazione in società per azioni della Cassa Depositi e Prestiti volta a favorire il potenziamento del sistema di finanziamento degli investimenti pubblici in infrastrutture.

E' di tutta evidenza, pertanto, la stretta correlazione tra il predetto provvedimento di urgenza e le misure aggiuntive in materia previdenziale con il disegno di legge finanziaria la cui compatibilità finanziaria dipende largamente dalle misure contemplate nel citato provvedimento.

Tav. 4. Bilancio programmatico dello Stato 2004-2006
(Al netto delle regolazioni contabili, debitorie e dei rimborsi IVA)
(in miliardi di euro)

	Consuntivo 2002	LB 2003	Assestato 2003 aggiornato	2004	2005	2006	Tassi di variazione medi
Entrate Tributarie	331,5	342,3	334,4	335,0	346,5	358,0	**2,6**
In % sul PIL	*26,3*	*26,3*	*25,7*	*24,8*	*24,6*	*24,4*	
Altre Entrate	40,9	30,1	28,5	31,0	29,0	29,0	**8,8**
In % sul PIL	*3,3*	*2,3*	*2,2*	*2,3*	*2,1*	*2,0*	
ENTRATE FINALI	372,4	372,4	362,9	366,0	375,5	387,0	**3,0**
In % sul PIL	*29,6*	*28,6*	*27,9*	*27,1*	*26,7*	*26,4*	
Spese correnti netto interessi	281,3	288,9	290,5	304,1	304,0	304,0	**0,9**
In % sul PIL	*22,4*	*22,2*	*22,3*	*22,5*	*21,6*	*20,7*	
Interessi	76,6	78,6	76,2	74,9	74,0	74,0	**-1,5**
In % sul PIL	*6,1*	*6,0*	*5,9*	*5,5*	*5,3*	*5,0*	
Spese in conto capitale	49,8	52,6	52,3	43,6	45,0	47,0	**3,4**
In % sul PIL	*4,0*	*4,0*	*4,0*	*3,2*	*3,2*	*3,2*	
SPESE FINALI	407,7	420,2	419,0	422,6	423,0	425,0	**0,7**
In % sul PIL	*32,4*	*32,3*	*32,2*	*31,2*	*30,1*	*29,0*	
RISPARMIO PUBBLICO	11,3	-1,4	-10,0	-14,0	-3,5	8,0	
In % sul PIL	*0,9*	*-0,1*	*-0,8*	*-1,0*	*-0,2*	*0,5*	
SALDO NETTO DA FINANZIARE	-35,4	-47,8	-56,0	-56,6	-47,5	-38,0	
In % sul PIL	*-2,8*	*-3,7*	*-4,3*	*-4,2*	*-3,4*	*-2,6*	
AVANZO PRIMARIO	41,2	30,9	20,2	18,3	26,5	36,0	
In % sul PIL	*3,3*	*2,4*	*1,6*	*1,4*	*1,9*	*2,5*	
SALDO DI BILANCIO ESCLUSE LE PARTITE FINANZIARIE	-29,0	-42,5	-50,7	-48,6	-39,6	-29,6	
In % sul PIL	*-2,3*	*-3,3*	*-3,9*	*-3,6*	*-2,8*	*-2,0*	
PIL ai prezzi di mercato	1.258,4	1.300,2	1.300,2	1.352,5	1.407,4	1.466,9	

Relazione Previsionale

e

Programmatica per il 2004

Presentata dal Ministro dell'Economia e delle Finanze

Giulio Tremonti

il 29 settembre 2003

RELAZIONE PREVISIONALE E PROGRAMMATICA PER IL 2004

INDICE

I La congiuntura internazionale

I.1 Sviluppi recenti

L'economia mondiale ha mostrato segni di netto miglioramento negli ultimi mesi, particolarmente evidenti negli Stati Uniti, in Giappone e negli altri Paesi asiatici; in Europa invece la ripresa tarda a manifestarsi.

Negli Stati Uniti, il tasso di crescita del PIL è più che raddoppiato nel secondo trimestre, raggiungendo il 3,3 per cento. L'accelerazione è dovuta al forte incremento delle spese per la sicurezza nazionale ed alla ripresa del ciclo degli investimenti. Dopo una fase di assestamento, le imprese americane sono tornate ad investire per far fronte alla crescente concorrenza internazionale. Vi sono, quindi, le premesse per l'avvio di un nuovo circolo virtuoso basato sulla crescita degli investimenti, su elevati incrementi di produttività ed adeguati margini aziendali. In questo quadro favorevole manca ancora la ripresa dell'occupazione che potrebbe aver risentito dei cambiamenti strutturali avvenuti negli ultimi anni. Dalla fine del ciclo precedente l'economia americana ha, infatti, perso circa due milioni e ottocentomila posti di lavoro, compensati -in parte- dall'incremento dei lavoratori autonomi. Questo fenomeno trova conferma nei dati sul reddito disponibile in continua crescita e sulla buona tenuta dei consumi, il vero motore della ripresa negli Stati Uniti.

Secondo i dati ufficiali, anche in Giappone si sarebbe verificata una netta accelerazione della ripresa nel secondo trimestre. Tuttavia la ripresa si basa prevalentemente sull'incremento delle esportazioni, mentre l'andamento dei consumi e degli investimenti è ancora debole. La spirale deflattiva in cui si dibatte da tempo il Giappone si è attenuata, ma non si è ancora arrestata.

Gli altri paesi asiatici hanno superato rapidamente la crisi provocata dall' epidemia della SARS e beneficiano appieno della ripresa dell' economia mondiale. La Cina continua a crescere a ritmi sostenuti, intorno al 7-8 per cento secondo i dati ufficiali. Il peso dell'economia cinese nell'ambito del commercio internazionale cresce rapidamente: nei primi sei mesi dell' anno le esportazioni cinesi sono aumentate al ritmo del 34 per cento, mentre le importazioni sono cresciute del 45 per cento.

I.2 . Le previsioni per il 2003-2004 e per il medio periodo

La ripresa in atto nelle principali economie extra-europee dovrebbe rafforzarsi ulteriormente nella seconda metà dell' anno. In particolare, negli Stati Uniti la crescita del PIL dovrebbe superare il 4 per cento nel terzo trimestre e mantenersi intorno al potenziale del 3,5 per cento nei trimestri successivi. Più incerta appare l'evoluzione dell' economia giapponese, frenata dal peso dei problemi strutturali ancora largamente irrisolti. La crescita del PIL giapponese dovrebbe comunque mantenersi intorno all'1,5 per cento nel 2004 e negli anni successivi.

Tav. l. La crescita dell'economia mondiale
(Pil, variazioni percentuali)

	2001	2002	2003	2004	2005	2006	2007
- USA	0,3	2,4	2,6	3,9	3,5	3,4	3,4
- GIAPPONE	0,4	0,2	2,0	1,4	1,2	1,3	1,3
- AREA EURO	1,4	0,8	0,5	1,9	2,3	2,3	2,3
- FRANCIA	1,8	1,2	0,5	2,0	2,5	2,3	2,3
- GERMANIA	0,6	0,2	0,0	1,5	2,0	1,9	1,8
- MONDO	2,3	3,1	3,2	4,0	4,2	4,1	4,1

Nei paesi dell'Unione Monetaria Europea la crescita si è praticamente arrestata nel primo semestre dell'anno. Nonostante questi deludenti risultati, cominciano ad affiorare segnali di ripresa. Finora, il miglioramento riguarda essenzialmente il clima di fiducia e gli indici di borsa,. piuttosto che i dati effettivi sull'attività economica. Il maggior beneficiario della ripresa e dell'avvio di un nuovo ciclo degli investimenti su scala mondiale dovrebbe essere l'economia tedesca specializzata nella produzione di beni strumentali. Anche la domanda interna mostra sintomi incoraggianti dopo che il governo del Cancelliere Schroeder ha deciso di anticipare al 2004 il programma di sgravi fiscali. Considerando il ruolo della Germania nell'ambito dell'economia europea, il rafforzamento della congiuntura in quel paese non potrà che avere rilevanti effetti sull'intera regione.

Un ulteriore impulso alla crescita europea dovrebbe provenire dalla ripresa dell'economia francese, dopo la brusca caduta registrata nel secondo trimestre. Una serie di fattori contingenti, quali l'aggravarsi della situazione internazionale e le tensioni sociali che hanno preceduto la riforma del sistema pensionistico, hanno provocato l'improvviso cedimento dei consumi la scorsa primavera. Superati questi fattori, l'economia francese dovrebbe recuperare il terreno perduto, beneficiando del rafforzamento della domanda mondiale e degli effetti di una politica fiscale decisamente espansiva.

Fig. 1. Le revisioni delle previsioni


2003
3,0
2,5
2,0
1,5
1,0
0,5
0,0
gen-03 feb-03 mar-03 apr-03 mag-03 giu-03 lug-03 ago-03 set-03
USA
Giappone
Area euro
2004
4,5
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
gen-03 feb-03 mar-03 apr-03 mag-03 giu-03 lug-03 ago-03 set-03
USA
Giappone
Area euro

Fonte: Consensus forecast.
Nota: Previsioni formulate alle date indicate.

Confrontata ai cicli precedenti, l'attuale ripresa risulta decisamente più lenta e caratterizzata da notevoli disparità tra una regione e l'altra. Ancora una volta gli Stati Uniti guidano la crescita dell'economia mondiale, trainandosi dietro le economie asiatiche, mentre il Giappone e l'Europa manifestano un ritardo nel risolvere i problemi strutturali che ne soffocano le potenzialità di sviluppo.

Le previsioni dei principali organismi internazionali sull'evoluzione della congiuntura hanno subito continue revisioni negli ultimi tempi. Negli Stati Uniti ciò riflette la portata degli aggiustamenti necessari per correggere gli squilibri accumulati durante il prolungato *boom* degli anni '90. Inoltre, l'avvio della ripresa è stato ripetutamente ostacolato da una serie di *shock* quali l'invasione dell'Afghanistan e dell'Iraq e gli scandali finanziari.

In questo contesto, ulteriori rischi per la stabilità del sistema finanziario internazionale potrebbero provenire dagli elevati squilibri di bilancio e dei conti esteri degli Stati Uniti che hanno raggiunto, entrambi, il 4 per cento del PIL.

II L'evoluzione dell'economia italiana nel 2003 e le previsioni per il 2004

Si prevede che la ripresa dell'economia italiana inizi nella seconda parte dell'anno, in linea con quanto atteso per gli altri paesi dell'area dell'euro. La crescita del PIL è risultata negativa dello 0,1 per cento in ciascuno dei primi due trimestri del 2003. Nel primo semestre, il settore estero ha sottratto 1 punto percentuale alla crescita. Le esportazioni hanno risentito della perdita di competitività legata all'apprezzamento dell'euro e delle incertezze della ripresa mondiale.

I consumi delle famiglie sono aumentati al tasso annuo del 2 per cento, con una netta accelerazione nel secondo trimestre (da 0,2 per cento nel primo trimestre a 0,4 per cento nel successivo). La tenuta dell'occupazione e la positiva dinamica salariale hanno sostenuto il reddito delle famiglie.

Le spese per investimenti sono diminuite del 3 per cento nella media del semestre, ma con una notevole attenuazione del fenomeno negli ultimi mesi; la riduzione è stata pari all' 1,4 per cento nel secondo trimestre, rispetto al 5 per cento registrato nel periodo precedente.

Fig.2. Contributi alla crescita del PIL trimestrale
(valori percentuali rispetto al trimestre precedente)


Consumi delle famiglie
Investimenti
Scorte
Esportazioni nette
2002 III
2002 IV
2003 I
2003 II

Segnali incoraggianti provengono dall'inversione di tendenza della produzione industriale che a luglio ha registrato un incremento dell'1,5 per cento.

Continua la positiva evoluzione del mercato del lavoro; secondo le rilevazioni dell'ISTAT, a luglio gli occupati sono aumentati dell'1,1 per cento su base annua, mentre il tasso di disoccupazione è sceso dall'8,9 all'8,3 per cento.

Oltre che dai consumi delle famiglie, la ripresa sarebbe alimentata dall'inversione del ciclo degli investimenti e dalla crescita delle esportazioni che beneficiano entrambi dell'accelerazione della domanda mondiale in atto.

In base a queste stime e scontando una pur graduale ripresa dell'attività economica nella seconda parte dell'anno, il tasso di crescita del PIL atteso per il 2003 risulta pari allo 0,5 per cento.

Il processo di rientro dell'inflazione procede a ritmi più lenti del previsto a causa di fattori contingenti, quali le avverse condizioni climatiche e le tensioni sulle quotazioni del petrolio e problemi di natura strutturale, quali l'insufficiente concorrenza, soprattutto nei settori meno esposti al commercio internazionale. In media d'anno, il tasso di inflazione, misurato sull'indice dei prezzi al consumo delle famiglie operai e impiegati, è stimato pari al 2,6 per cento, rispetto al 2,4 per cento nel 2002.

La ripresa attesa nei prossimi mesi dovrebbe consolidarsi nel corso del 2004 con un'accelerazione del tasso di crescita del PIL all'1,9 per cento. Tale valore è in linea con quello previsto per l'area euro. Il maggior stimolo alla crescita sarà fornito dalla domanda interna e, in particolare, dal rafforzamento dei consumi privati. Un ulteriore contributo alla crescita dovrebbe essere fornito dalla ripresa del ciclo degli investimenti grazie alle migliorate prospettive della congiuntura ed il permanere di favorevoli condizioni di finanziamento.

L'andamento del settore estero rimane negativo anche nel 2004, pur dimezzandosi l'impatto negativo sulla crescita del PI. Ipotizzando che l'euro si stabilizzi intorno ai valori attuali, le esportazioni tornerebbero a crescere a tassi analoghi a quelli registrati nelle precedenti fasi di ripresa.

Il mercato del lavoro mostrerebbe un progressivo miglioramento: è prevista una lieve accelerazione della crescita dell'occupazione, mentre il tasso di disoccupazione dovrebbe ridursi all'8,4 per cento dall'8,7 per cento del 2003.

Gli incrementi di produttività derivanti dalla ripresa del ciclo favoriranno il contenimento delle pressioni inflazionistiche, riducendo la crescita del deflatore dei consumi delle famiglie intorno al 2 per cento nel 2004.

Tav. 2. Il quadro macro dell'economia italiana 2002-04
(variazioni percentuali)

	2002	2003	2004
Pil reale	0,4	0,5	1,9
deflatore consumi	3,0	2,9	2,3
deflatore PIL	2,7	2,8	2,1
Pil nominale	3,1	3,3	4,0
costo lavoro	2,4	3,1	2,9
occupazione (ULA)	1,1	0,6	0,9
Tasso di disoccupazione	9,0	8,7	8,4
Tasso di occupazione (15-64 anni)	55,4	56,1	57,0
saldo corrente bil. pag.	-0,6	-1,1	-1,2
investimenti	0,5	-0,6	3,5
importazioni	1,5	2,0	7,4
consumi famiglie	0,4	1,8	2,3
spesa della PA e ISP	1,7	1,4	0,9
esportazioni	-1,0	-1,5	5,6
esportazioni nette *	-0,7	-1,0	-0,5
scorte *	0,4	0,3	0,2
domanda nazionale *	0,7	1,2	2,4

** contributi alla crescita del PIL.*

III Il quadro di finanza pubblica e la manovra per il 2004

Nel Documento di Programmazione Economico-Finanziaria per il 2004-2007, dello scorso luglio, il Governo stimava al 2,3 per cento del PIL l'indebitamento del 2003.

La stima attuale è del 2,5 per cento: tale valore riflette l'effetto combinato di fattori contrastanti. La minor crescita economica aumenterà l'indebitamento di circa un decimo di punto; viceversa, l'imputazione al 2003 dell'intero gettito relativo alle sanatorie fiscali migliorerà il saldo di circa tre decimi. Il Governo, considerato che il versamento dell'ultima rata dei condoni verrà contabilizzata quest'anno (secondo la normativa di contabilità nazionale), ha ritenuto opportuno rinviare al 2004 una parte consistente del programma di dismissioni immobiliari.

L'indebitamento strutturale, cioè al netto degli effetti del ciclo, è previsto ridursi dal 2,2 per cento nel 2002 all'1,9 per cento nel 2003. Il processo di risanamento dei conti pubblici prosegue nel 2003 con una riduzione dello 0,3 per cento del *deficit* strutturale.

Il nuovo quadro di finanza pubblica per il 2004 evidenzia un indebitamento netto, a legislazione vigente, intorno al 3,0 per cento del PIL, in linea con quanto indicato nel DPEF. Tale risultato riflette, sia la ricomposizione del conto della pubblica amministrazione, che gli effetti di trascinamento della minore crescita economica attesa per il 2003.

Due anni di rallentamento del ciclo economico hanno ridotto i margini di manovra della politica di bilancio. L'obiettivo della stabilità finanziaria è stato perseguito senza ricorrere ad inasprimenti fiscali ed, al contrario, introducendo quest'anno il primo modulo della riforma IRPEF e l'aumento delle pensioni al minimo. Nonostante queste misure, l'Italia ha raggiunto risultati migliori rispetto a quelli degli altri grandi paesi dell'area dell'euro. Del resto, lo *stock* del debito pubblico accumulato nei decenni precedenti obbliga l'Italia ad una rigorosa politica di bilancio.

Per favorire la ripresa economica attesa nei prossimi mesi in un quadro di stabilità finanziaria, la manovra per il 2004, che sarà descritta dettagliatamente nella Sezione II di questa Relazione, si propone di:

a) rafforzare le politiche di rilancio degli investimenti, soprattutto nei settori delle infrastrutture, della ricerca e dell'innovazione;

b) sostenere la domanda delle famiglie con interventi mirati nel settore della casa ed a favore della natalità;

c) rispettare gli impegni di consolidamento fiscale assunti in sede europea

La manovra prevede misure correttive per circa 16 miliardi di euro, utilizzando misure *una tantum* e provvedimenti strutturali di riduzione della spesa corrente; nonché interventi per lo sviluppo per circa 5 miliardi di euro.

Le misure previste, al netto degli effetti degli interventi a favore dello sviluppo, riducono l'indebitamento di circa un punto percentuale, consentendo di raggiungere l'obiettivo di un rapporto *deficit*/PIL del 2,2 per cento nel 2004 con un'ulteriore riduzione di 0,3 punti percentuali dell'indebitamento strutturale.

La manovra di finanza pubblica per l'anno 2004 è strutturata affiancando all'ordinario strumento della legge finanziaria - ricondotto ad una più stretta osservanza del suo contenuto tipico previsto dalla legge n.468/78 – un provvedimento di urgenza in materia di sviluppo dell'economia e di correzione dei conti pubblici, nonché la programmazione di misure di adeguamento della normativa prevista nella legge delega in materia previdenziale (A.S. 2058-delega al Governo in materia previdenziale, misure di sostegno alla previdenza complementare e all'occupazione stabile e riordino degli enti di previdenza e assistenza obbligatoria).

Il ricorso all'adozione di un provvedimento di urgenza nasce dall'esigenza, oltre che di prorogare alcuni termini di scadenza, di offrire un quadro di certezze riguardo alcuni interventi programmati e di avviare immediate misure per stimolare l'economia con particolare riguardo ai settori in grado di incidere maggiormente sullo sviluppo e la competitività del sistema Italia. Si tratta, infatti, di garantire la piena esplicazione degli effetti attesi fin dall'inizio del 2004. In tale ambito, particolare rilievo riveste l'operazione di trasformazione in società per azioni della Cassa Depositi e Prestiti volta a favorire il potenziamento del sistema di finanziamento degli investimenti pubblici in infrastrutture.

E' di tutta evidenza, pertanto, la stretta correlazione tra il predetto provvedimento di urgenza e le misure aggiuntive in materia previdenziale con il disegno di legge finanziaria la cui compatibilità finanziaria dipende largamente dalle misure contemplate nel citato provvedimento.

Tav. 3. Quadro programmatico della Amministrazioni pubbliche.
(miliardi di euro)

	2002	2003	2004
Entrate tributarie	363,8	382,6	382,8
% pil	*28,9*	*29,4*	*28,3*
Contributi sociali	159,3	166,1	173,6
% pil	*12,7*	*12,8*	*12,8*
Altre entrate	39,4	39,8	41,5
% pil	*3,1*	*3,1*	*3,1*
Entrate in c/capitale non tributarie	2,7	4,1	6,2
% pil	*0,2*	*0,3*	*0,5*
Totale entrate	565,2	592,6	604,2
% pil	*44,9*	*45,6*	*44,7*
Spese correnti al netto interessi	480,1	501,1	518,5
% pil	*38,2*	*38,5*	*38,3*
Interessi	71,3	69,3	69,0
% pil	*5,7*	*5,3*	*5,1*
Spese in conto capitale	42,9	55,1	47,0
% pil	*3,4*	*4,2*	*3,5*
Totale spese	594,3	625,5	634,5
% pil	*47,2*	*48,1*	*46,9*
Saldo corrente	8,2	-1,1	6,9
% pil	*0,6*	*-0,1*	*0,5*
Avanzo primario	42,2	36,4	38,7
% pil	*3,4*	*2,8*	*2,9*
Indebitamento netto	-29,1	-32,9	-30,3
% pil	*-2,3*	*-2,5*	*-2,2*
Indebitamento netto strutturale *(in % pil)*	-2,2	-1,9	-1,6
Debito *(in % pil)*	106,7	106,0	105,0
PIL	1.258,4	1.300,2	1.352,5

IV L'economia italiana nel medio periodo

Consolidata la ripresa nel corso del 2004, la crescita dell'economia italiana dovrebbe progressivamente accelerare negli anni successivi, registrando, mediamente, valori intorno al 2,3 per cento, nettamente superiori a quelli ottenuti nell'ultimo decennio. Questi risultati sono dovuti in gran parte al dinamismo della domanda interna, che rimane il vero motore della crescita, mentre l'impatto negativo del settore estero dovrebbe ridursi progressivamente.

L'innalzamento del potenziale di crescita previsto nei prossimi anni è dovuto agli effetti delle riforme già avviate, in particolare alla liberalizzazione del mercato del lavoro, ed alle nuove politiche di rilancio che il Governo si appresta a varare.

Il sostegno alla ricerca e all'innovazione dovrebbe favorire la crescita degli investimenti nei settori ad alta tecnologia. Nel complesso, l'incremento annuo degli investimenti si avvicinerebbe al 6 per cento durante il periodo 2005-2007.

Le politiche a favore delle famiglie e l'implementazione della riforma fiscale consentirebbero, nel medio periodo, una crescita dei consumi di poco inferiore al 2,5 per cento, valore superiore alla media degli ultimi dieci anni.

Le misure e gli interventi tesi a rafforzare la competitività del sistema produttivo dovrebbero arrestare la tendenza alla perdita di quote di mercato delle nostre esportazioni. Si stima che queste ultime crescano a tassi non lontani da quelli del commercio mondiale.

La ripresa delle esportazioni alimenterebbe l'attività industriale e quest'ultima il settore dei servizi, dando impulso alla creazione di nuovi posti di lavoro. Si prevedono tassi di crescita dell'occupazione dell'ordine dell'1 per cento, inferiori a quelli sperimentati tra la fine degli anni novanta e l'inizio del decennio in corso ma più coerenti con la reale forza del ciclo economico.

In tale contesto, il tasso di produttività tornerebbe, dopo numerosi anni, su livelli sufficienti (di poco superiori all'1 per cento) per consentire che gli aumenti salariali e la ricostituzione dei margini delle imprese non creino rischi inflazionistici: il tasso di inflazione programmata, pari all'1,7 per cento nel 2004, risulta lievemente inferiore all'1,5 per cento nel periodo considerato.

Tav.4. Il quadro macro dell'economia italiana 2005-07
(variazioni percentuali)

	2005	2006	2007
Pil reale	2,2	2,5	2,6
deflatore consumi	1,7	1,6	1,6
deflatore PIL	1,8	1,7	1,7
Pil nominale	4,1	4,2	4,3
inflazione programmata	1,5	1,4	1,4
costo lavoro	2,3	2,2	2,2
occupazione (ULA)	1,0	1,2	1,3
Tasso di disoccupazione	8,1	7,7	7,4
Tasso di occupazione (15-64 anni)	57,9	58,8	59,6
saldo corrente bil. pag.	-1,2	-1,1	-1,1
investimenti	4,4	4,9	5,2
importazioni	7,2	7,4	7,6
consumi famiglie	2,2	2,4	2,4
spesa della PA e ISP	0,6	0,4	0,4
esportazioni	6,8	7,2	7,3
esportazioni nette *	-0,2	-0,1	-0,2
scorte *	0,0	0,0	0,1
domanda nazionale *	2,4	2,6	2,7

** contributi alla crescita del PIL.*

Per gli anni successivi al 2004, gli obiettivi stabiliti in termini di indebitamento delineano un percorso di risanamento finanziario nel rispetto dei vincoli europei: si conferma la strategia indicata nel DPEF 2004-07 relativa alla graduale sostituzione delle misure *una tantum* con quelle di natura strutturale e la riduzione del disavanzo al netto degli effetti del ciclo di almeno lo 0,5 per cento all'anno. Una posizione prossima al pareggio si raggiunge già nel 2006, mentre l'indebitamento strutturale scende allo 0,5 per cento. L'obiettivo del Governo è ottenere un lieve avanzo strutturale (0,1 per cento) nel 2007. L'avanzo primario è atteso aumentare progressivamente fino a toccare il valore del 5 per cento circa nel 2007.

Coerentemente con gli obiettivi di equilibrio di bilancio, è prevista la graduale riduzione del rapporto debito/PIL, il cui valore passa dal 103,0 per cento nel 2005 al 98,6 per cento nel 2007.

Tav.5. Il quadro di finanza pubblica
(in percentuale del PIL)

	2005	2006	2007
Indebitamento netto	-1,5	-0,7	0,0
Avanzo primario	3,5	4,4	5,1
Interessi	5,0	5,1	5,1
Indebitamento netto strutturale	-1,1	-0,5	0,1
Debito	103,0	100,9	98,6

V Lo sviluppo del Mezzogiorno

V.1 Le tendenze economiche

La crescita economica del Mezzogiorno, pur condizionata a partire dal 2002 dal rallentamento intervenuto nel più ampio contesto nazionale e internazionale, continua a manifestarsi più elevata rispetto al resto del Paese.

In particolare, in un anno di difficoltà, come il 2003, nel Mezzogiorno permangono segnali di vivacità economica: maggiore dinamismo imprenditoriale, aspettative sulla produzione orientate all'ottimismo, flussi turistici moderatamente positivi, vendite al dettaglio in sostanziale tenuta. Nella prima metà dell'anno l'occupazione nei settori extra agricoli è tornata a crescere dopo la fase di stallo del secondo semestre 2002: in luglio è risultata dello 0,8 per cento superiore al livello dello stesso mese dell'anno precedente. Il tasso di disoccupazione è sceso al 16,8 per cento, il valore più basso dal 1993.

Diversamente, la dinamica delle esportazioni è in rallentamento e il clima di fiducia dei consumatori è contrassegnato da incertezza.

Per l'anno in corso, in presenza di un ridimensionamento della crescita media italiana allo 0,5 per cento, si stima un incremento del PIL del Mezzogiorno pari a 0,8 per cento. Nel 2004, la crescita dovrebbe tornare a un livello superiore al 2 per cento, mantenendo costante il differenziale rispetto al resto del Paese. In un contesto di ripresa internazionale, l'adozione degli interventi previsti nel DPEF 2004-2007 potrà consentire all'economia meridionale di svilupparsi nel medio periodo a tassi crescenti, oltre il 3 per cento annuo.

Fig. 1. Crescita del PIL nel Mezzogiorno: 1996-2007


Tassi di crescita del Pil nel Mezzogiorno
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Risultati
Previsioni
Differenziale di crescita fra Mezzogiorno e Italia
2,0
1,5
1,0
0,5
0,0
-0,5
-1,0
-1,5
-2,0
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Risultati
Previsioni

Fonte: Istat Conti economici territoriali per anni 1996-2002; MEF-DPS per anni 2003-2007.

V.2 Le risorse finanziarie e gli obiettivi di sviluppo

Le risorse assegnate a finalità di sviluppo delle aree sottoutilizzate sono risultate nel 2003 adeguate come volume e, grazie al nuovo sistema dei Fondi per le aree sottoutilizzate (FAS), sono state ripartite tra i vari strumenti d'intervento in relazione alle effettive esigenze e capacità di spesa.

I risultati di questa maggiore tempestività e flessibilità nell'utilizzo dei fondi potranno manifestarsi già nella seconda parte del 2003 e nel prossimo anno. Nella seconda parte del 2003 è inoltre prevedibile, come e più degli scorsi anni, una forte accelerazione nella spesa dei fondi comunitari, caratterizzata da forte stagionalità di utilizzo.

Per il prossimo triennio, le risorse finanziarie, con l'assegnazione in Legge finanziaria di adeguati finanziamenti aggiuntivi, potranno assicurare il potenziamento delle infrastrutture materiali e immateriali, nonché la prosecuzione degli interventi di incentivazione degli investimenti in attività produttive. Il ricorso al metodo flessibile dei

Fondi per le aree sottoutilizzate potrà consentire accelerazioni di spesa in interventi essenziali per infrastrutture nei campi della ricerca, dell'innovazione, dei trasporti, dell'ambiente e dell'accessibilità del patrimonio naturale e culturale. Il rafforzamento amministrativo delle Regioni e i risultati nella costruzione di istituzioni pubbliche più capaci potranno consentire un pieno ed efficace utilizzo dei fondi comunitari.

fhasi03AR4 – 3A1

FTN Financial Capital Markets

Balance	$58,230,000.00	Delay	24	WAC(3)	4.9850
Coupon	4.7000	Dated	10/01/2003	NET(3)	4.7
Settle	10/30/2003	First Payment	11/25/2003	WAM(3)	82

Price	1	2	3	4	5	6	7	8	9
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-00	4.6762	4.6667	4.6534	4.6385	4.6319	4.6215	4.6022	4.5566	4.5003
100-02	4.6623	4.6509	4.6350	4.6170	4.6092	4.5967	4.5736	4.5190	4.4514
100-04	4.6484	4.6351	4.6165	4.5956	4.5865	4.5719	4.5450	4.4814	4.4027
100-06	4.6345	4.6194	4.5981	4.5743	4.5638	4.5471	4.5165	4.4438	4.3540
100-08	4.6206	4.6036	4.5797	4.5529	4.5412	4.5224	4.4880	4.4063	4.3053
100-10	4.6067	4.5878	4.5613	4.5316	4.5186	4.4977	4.4595	4.3689	4.2568
100-12	4.5928	4.5721	4.5430	4.5103	4.4960	4.4731	4.4310	4.3315	4.2083
100-14	4.5790	4.5564	4.5246	4.4890	4.4734	4.4485	4.4026	4.2941	4.1599
100-16	**4.5651**	**4.5407**	**4.5063**	**4.4677**	**4.4509**	**4.4239**	**4.3743**	**4.2568**	**4.1115**
100-18	4.5513	4.5250	4.4880	4.4465	4.4283	4.3993	4.3459	4.2196	4.0632
100-20	4.5375	4.5093	4.4697	4.4253	4.4058	4.3747	4.3176	4.1823	4.0150
100-22	4.5237	4.4936	4.4514	4.4041	4.3834	4.3502	4.2894	4.1452	3.9669
100-24	4.5099	4.4780	4.4332	4.3829	4.3609	4.3257	4.2611	4.1081	3.9188
100-26	4.4961	4.4623	4.4149	4.3617	4.3385	4.3013	4.2329	4.0710	3.8708
100-28	4.4823	4.4467	4.3967	4.3406	4.3161	4.2768	4.2048	4.0340	3.8228
100-30	4.4685	4.4311	4.3785	4.3195	4.2937	4.2524	4.1766	3.9971	3.7750
101-00	4.4548	4.4155	4.3603	4.2984	4.2714	4.2281	4.1485	3.9602	3.7271
Spread @ Center Price	**140.4**	**163.7**	**194.1**	**218.0**	**226.1**	**237.3**	**254.1**	**273.5**	**276.1**
WAL	**5.25**	**4.59**	**3.89**	**3.32**	**3.12**	**2.84**	**2.43**	**1.82**	**1.38**
Mod Durn	**4.477**	**3.946**	**3.382**	**2.915**	**2.749**	**2.520**	**2.185**	**1.662**	**1.282**
Principal Window	**Nov03 - Aug10**	**Nov03 - Aug10**	**Nov03 - Aug10**	**Nov03 - Aug10**	**Nov03 - Aug10**	**Nov03 - Aug10**	**Nov03 - Aug10**	**Nov03 - Aug10**	**Nov03 - Aug10**
CMT_1YR	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25
Prepay	6 CPR	10 CPR	15 CPR	20 CPR	22 CPR	25 CPR	30 CPR	40 CPR	50 CPR

Yield Curve							
Mat	3MO	6MO	2YR	3YR	5YR	10YR	30YR
Yld	0.942645	1.01156	1.57579	2.09102	3.10116	4.25739	5.18452